FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Commission File Number: 000-30666

NETEASE.COM, INC.

2/F, Tower B

Keeven International Research & Development Centre

No. 43 West Road North Third Ring Road, Haidian District

Beijing, People’s Republic of China 100086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N.A.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-109628) OF NETEASE.COM, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The index of exhibits may be found at Page 2

NETEASE.COM, INC.

Form 6-K

Page

Signature	Page 3

Notice of Annual General Meeting of Shareholders and Proxy Statement for 2005 Annual General Meeting	Exhibit 99.1

Form of Proxy Card for Holders of Ordinary Shares	Exhibit 99.2

Form of Voting Instruction Card to The Bank of New York for Holders of American Depositary Shares	Exhibit 99.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Ted Sun
Name:	Mr. Ted Sun
Title:	Acting Chief Executive Officer

Date: May 2, 2005

Exhibit 99.1

NetEase.com, Inc.

2/F, Tower B

Keeven International Research & Development Centre

No. 43 West Road North Third Ring Road, Haidian District

Beijing, People’s Republic of China 100086

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on June 23, 2005

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of NetEase.com, Inc. will be held on June 23, 2005 at 10:00 a.m., Beijing time, at our offices located at Suite 1901, Tower E3, The Towers, Oriental Plaza, Dong Cheng District, Beijing, People’s Republic of China 100738, for the following purposes:

1.	To re-elect eight directors to serve for the ensuing year or until their successors are elected and duly qualified.

2.	To ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditors of NetEase.com, Inc. for the fiscal year ending December 31, 2005.

3.	To transact such other business as may properly come before the annual general meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Holders of record of our ordinary shares or American Depositary Shares representing those shares at the close of business on April 28, 2005 are entitled to vote at the annual general meeting and any adjournment or postponement thereof.

FOR THE BOARD OF DIRECTORS

Ted Sun
Member of the Board of Directors and Acting Chief Executive Officer

Beijing, China

April 28, 2005

YOUR VOTE IS IMPORTANT

To ensure your representation at the annual general meeting, you are urged to mark, sign, date and return the enclosed proxy as promptly as possible in the accompanying envelope.

NETEASE.COM, INC.

PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on June 23, 2005 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our offices located at Suite 1901, Tower E3, The Towers, Oriental Plaza, Dong Cheng District, Beijing, People’s Republic of China 100738.

This proxy statement and the form of proxy are first being mailed to shareholders on or about April 29, 2005.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Mr. Denny Lee, our Chief Financial Officer and a director, if you hold our ordinary shares, or to The Bank of New York if you hold American Depositary Shares, known as ADSs, representing our ordinary shares.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on April 28, 2005 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of March 31, 2005, 3,200,316,189 of our ordinary shares, par value US$0.0001 per share, were issued and outstanding, of which approximately 1,687,716,100 were represented by ADSs. The presence of at least two ordinary shareholders in person or by proxy will constitute a quorum for the transaction of business at the annual general meeting; provided, however, that in no case shall such quorum represent less than 33 1/3% of our outstanding ordinary shares.

Voting and Solicitation

Each share outstanding on the record date is entitled to one vote. Voting at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.

The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our ordinary shares and ADSs for their costs of forwarding solicitation materials to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted FOR proposals 1 and 2 and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

The Bank of New York, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, The Bank of New York will endeavor, to the extent practicable, to vote or cause to be voted the amount of shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the shares represented by the ADSs, only The Bank of New York may vote those shares at the annual general meeting.

The Bank of New York and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed ADR Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADR Voting Instruction Card is improperly completed or (iii) no ADR Voting Instruction Card is received by The Bank of New York from a holder of ADSs prior to the annual general meeting, The Bank of New York will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the annual general meeting to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.

Deadline for Shareholder Proposals

Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2006 annual general meeting must be received by December 30, 2005 at 2/F, Tower B, Keeven International Research & Development Centre, No. 43 West Road North Third Ring Road, Haidian District, Beijing 100086, People’s Republic of China and must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

PROPOSAL 1

ELECTION OF DIRECTORS

The board of directors has nominated all of our eight current directors for re-election at the 2005 annual general meeting. Each director to be elected will hold office until the next annual general meeting of shareholders and until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. All of the nominees have been previously elected by our shareholders. Our Articles of Association presently authorize up to ten board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the eight nominees named below. The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, their ages as of April 30, 2005 and the principal positions with NetEase held by them are as follows:

Name	Age	Position
William Ding	33	Director and Chief Architect
Ted Sun	37	Director and Acting Chief Executive Officer
Denny Lee	37	Director and Chief Financial Officer
Michael Tong	34	Director and Chief Operating Officer
Donghua Ding (1)	67	Director
Ronald Lee	40	Director
Michael Leung (1)	51	Director
Joseph Tong (1)	42	Director

(1)	Member of the audit committee.

Directors Nominated for Election at the Annual General Meeting

William Ding, our founder, has served as a director since July 1999 and as our Chief Architect since March 2001. From June 2001 until September 2001, Mr. Ding served as our acting Chief Executive Officer and acting Chief Operating Officer. Mr. Ding also stepped down as Chairman of the board of directors in September 2001 (the company currently has no permanently appointed Chairman). From July 1999 until March 2001, Mr. Ding served as Co-Chief Technology Officer, and from July 1999 until April 2000, he also served as our interim Chief Executive Officer. Mr. Ding established Guangzhou NetEase, our affiliate, in May 1997. Mr. Ding holds a Bachelor of Science degree in Communication Technology from the University of Electronic Science and Technology of China.

Ted Sun has served as a director since December 1999 and as our acting Chief Executive Officer from September 2001 following William Ding’s resignation from that position. Mr. Sun also worked as our consultant from July 2001 until September 2001. From July 2000 until September 2001, he served as Chief Financial Officer of Infoserve Technology. Prior to that, Mr. Sun held various positions with Bear Stearns Asia Limited from November 1996 to May 2000, culminating in the position of Managing

Director. Prior to November 1996, Mr. Sun was an assistant director with Peregrine Capital Limited. Mr. Sun received a Bachelor of Science degree in Economics from the Wharton School of Business, University of Pennsylvania in 1988.

Denny Lee has served as a director and as our Chief Financial Officer since April 2002. Previously, he was our Financial Controller from November 2001 until that time. Prior to joining our company, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years, culminating in the position of Senior Manager in one of the audit departments where he specialized in auditing international clients. During his employment with KPMG, he also worked with a number of Chinese companies with respect to accounting and other aspects of their initial public offerings on the Hong Kong Stock Exchange, due diligence work in relation to potential investments in Chinese companies and financial and operational reviews of Chinese companies in connection with proposed investments in such companies by foreign investors. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

Michael Tong became an Executive Director of our company in June 2003 and our Chief Operating Officer in July 2004. He has also served as one of our directors since December 1999. Previously, he was an Executive Director with techpacific.com Venture Capital Limited. In that capacity, he was primarily responsible for portfolio management of the funds managed by techpacific.com and its subsidiaries. Prior to joining techpacific.com in December 2000, Mr. Tong worked at Softbank China Venture Investments Limited in Hong Kong, where he was responsible for the evaluation, financial modeling, due diligence review and structuring of Softbank’s investments. He also worked at Nomura China Venture Investments Limited, Jardine Fleming Securities Limited and Ernst & Young, all in Hong Kong. Mr. Tong graduated with a Bachelor of Business Administration from the University of Wisconsin, Madison with a major in Accounting and an extra concentration in Computer Science in 1993. He is a member of the American Institute of Certified Public Accountants and the CFA Institute and is a Chartered Financial Analyst.

Donghua Ding has served as a director since June 2003. In 2002 and 2003, he served as an advisor to China Mobile (Shenzhen) Limited, a subsidiary of China Mobile (Hong Kong) Limited, the leading mobile operator in China and a listed company on the Stock Exchange of Hong Kong and the New York Stock Exchange. From 1997 until 2002, he served as a director and chief financial officer of China Mobile (Hong Kong) Limited where he was in charge of that company’s financial management. Mr. Ding was also a director of China Mobile Hong Kong (BVI) Limited. Prior to joining China Mobile (Hong Kong) Limited, Mr. Ding was the Chief Economist, Chief Accountant, Deputy Chief Economist and Department Director of the Guangdong Posts and Telecommunications Administration. He graduated from the Beijing University of Posts and Telecommunications in 1961 and has 40 years of management experience in the telecommunications industry, as well as in economics and finance.

Ronald Lee has served as a director since June 2002. He is the managing director and co-founder of BEENET, an Internet consulting and solutions services provider established in November 1999. Prior to that, he was a corporate finance senior manager at Cable & Wireless HKT, where he worked from 1995 to 1999. Mr. Lee also worked for Royal Trust in Toronto and Hong Kong and Peregrine Capital Limited and Peregrine Direct Investment Limited in Hong Kong. Mr. Lee received his Master of Business Administration degree with specialization in accounting and finance from the University of Western Ontario in 1992 and his Bachelor of Science degree in Accounting and Finance from Georgetown University in 1987.

Michael Leung has served as a director since July 2002. Since November 2004, he has served as a director of AR Evans Capital Ltd., a Hong Kong-based investment bank, where he provides investment advisory services. From October 2001 until October 2004, Mr. Leung was a director of Matrix Asset Ltd., an investment firm co-founded by Mr. Leung. From April 2002 until October 2004, he also provided periodic consultancy services to Koffman Securities, a brokerage firm in Hong Kong. From February 1999 to September 2001, he was a director at Emerging Markets Partnership (Hong Kong) Limited, which is the principal adviser to the AIG Asian Infrastructure Fund L.P. Prior to that, from November 1997 to October 1998, he was a Director of Warburg Dillon Read where he was involved in corporate finance activities in China. Mr. Leung received a Bachelor’s Degree in Social Sciences from the University of Hong Kong with a major in accounting, management and statistics.

Joseph Tong has been a director of, and management consultant to, Parworld Investment Management Limited, which provides financial and investment advisory services, since April 2004.

From December 2002 until April 2004, Mr. Tong was engaged in establishing offices and operations in Hong Kong and China, setting up accounting and internal control policies and overseeing the overall operations for TLM Apparel Co., Ltd., a garment trading company operating in Hong Kong and China which he co-founded. Prior to that, from September 2000 to September 2002, he was the e-Commerce Director of the Asia Region for Universal Music Limited where he was responsible for forming e-business development strategies and overseeing new promotional opportunities. He was also an Associate Director of Softbank China Venture Investments Limited from August 1999 to September 2000. In this position, he was primarily involved in identifying and evaluating potential venture capital investments, negotiating investment terms and structure and overseeing the businesses of portfolio companies. Mr. Tong has a Bachelor of Science degree and Second Honour Degree in Accounting and Statistics from the University of Southampton, England. He is a member of the American Institute of Certified Public Accountants and has served as a director since March 2003.

The directors will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per share owned for each director to be elected; shareholders cannot use cumulative voting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

Relationships Among Directors or Executive Officers; Right to Nominate Directors

There are no family relationships among any of the directors or executive officers of our company. None of our directors were nominated pursuant a contractual or other right.

Meetings and Committees of the Board of Directors

During the year 2004, our board met in person or passed resolutions by unanimous written consent 12 times. We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and two of our directors attended the annual general meeting of shareholders held on August 31, 2004.

Our board has one active committee, the audit committee. Messrs. Donghua Ding, Michael Leung and Joseph Tong are currently the members of the audit committee. Our board has also maintained a compensation committee, but as discussed below, that committee currently does not have the requisite number of members as required by its charter and has, therefore, been inactive. Our board does not have a nominating committee or a committee performing the functions of a nominating committee. However, our board intends to form a nominating committee on or before July 31, 2005 which is comprised only of directors who are “independent” as that term is defined in Rule 4200(a)(15) of the Marketplace Rules of Nasdaq.

In 2004, the audit committee met in person or passed resolutions by unanimous written consent four times. The audit committee is composed solely of non-employee directors, as such term is defined in Rule 16b-3 under the Exchange Act and the board of directors has determined that all members of the audit committee are “independent” as that term is defined in Rule 4200(a)(15) of the Marketplace Rules of Nasdaq. The board of directors has further determined that Mr. Joseph Tong is an “audit committee financial expert” as defined by Item 16A of Form 20-F. The board of directors has adopted a written audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relative to the adequacy of our internal accounting controls.

Compensation Committee Interlocks and Insider Participation

Our compensation committee has been inactive and held no meetings in 2004. Prior to it becoming inactive, the compensation committee’s functions were to review and make recommendations to our board regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors. In addition, the compensation committee reviewed bonus and stock compensation arrangements for all of our other employees. These duties have been performed by our full board of directors since the compensation committee became inactive (with executive directors abstaining from any decision that would affect them personally). However, our board intends to re-form its compensation committee on or before July 31, 2005 which is comprised only of directors who are “independent” as that term is defined in Rule 4200(a)(15) of the Marketplace Rules of Nasdaq.

No interlocking relationships have existed between our board of directors or compensation committee and the board of directors or compensation committee of any other company.

Compensation of Directors

In 2004, we paid each of Michael Leung, Joseph Tong and Ronald Lee the amount of US$1,500 per month for their services as non-executive directors for a total of US$18,000 each. In addition, in 2004 we paid Mr. Donghua Ding US$3,300 per month for his services as a non-executive director for a total of US$39,600 and also paid US$8,595 for Chinese individual income taxes on his behalf. Other than the foregoing payments, we did not pay any other compensation in any form to our non-executive directors in 2004. In 2004, we also granted stock options under our 2000 Stock Incentive Plan to our three executive directors, Ted Sun, Denny Lee and Michael Tong, as set forth in the table entitled “Option Grants in Last Fiscal Year” below.

All of our current directors have entered into indemnification agreements in which we agree to indemnify, to the fullest extent allowed by Cayman law, our charter documents or other applicable law, those directors from any liability or expenses, unless the liability or expense arises from the director’s own willful negligence or willful default. The indemnification agreements also specify the procedures to be followed with respect to indemnification.

Legal Proceedings

In January 2003, our affiliate, Guangzhou NetEase Computer System Co., Ltd., or Guangzhou NetEase, was named in a copyright infringement lawsuit in China in which the plaintiff claimed damages of US$1.0 million. In December 2004, we received notice from the relevant court advising us that the plaintiff had withdrawn the litigation and that the withdrawal had been approved by the court with all related court charges being borne by the plaintiff.

In addition, as previously disclosed by us, the staff of the U.S. Securities and Exchange Commission (SEC) has been conducting an investigation related to our restatement of our financial statements for the year ended December 31, 2000. We subsequently announced that we had received a “Wells notice” from the SEC staff on March 15, 2004, which states that the staff intends to recommend that the SEC bring a civil injunctive action against our company for alleged violations of the federal securities laws, which action we believe will be in connection with the circumstances relating to the restatement. We are still in discussions with the SEC about this matter.

Access to Corporate Governance Policies

The company adopted a Code of Business Conduct which is available on our company’s website www.netease.com under the heading “About NetEase.” To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public.

Copies of our company’s committee charters and Code of Business Conduct will be provided to any shareholder upon written request to the Chief Financial Officer of NetEase.com, Inc., Suite 1901 Tower E3, The Towers, Oriental Plaza, Dong Cheng District, Beijing, 100738, People’s Republic of China.

PROPOSAL 2

RATIFICATION OF INDEPENDENT AUDITORS

Our audit committee recommends, and our board concurs, that PricewaterhouseCoopers Zhong Tian CPAs Limited Company be appointed as our independent auditors for the year ending December 31, 2005. Arthur Andersen • Hua Qiang audited our financial statements from our formation in July 1999 through fiscal year 2002. Following their dissolution, our board of directors appointed PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our independent auditors in July 2002.

In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

A representative of PricewaterhouseCoopers Zhong Tian CPAs Limited Company is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal 2.

THE BOARD AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR

RATIFICATION OF THE APPOINTMENT OF

PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY

AS OUR INDEPENDENT AUDITORS

FOR THE YEAR ENDING DECEMBER 31, 2005.

OTHER INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us with respect to the beneficial ownership as of March 31, 2005 by:

•	all persons who are beneficial owners of five percent or more of our ordinary shares,

•	each of our directors,

•	our current Acting Chief Executive Officer, Chief Financial Officer and Chief Operating Officer (referred to below as the Named Executive Officers), and

•	all current directors and executive officers as a group.

As of March 31, 2005, 3,200,316,189 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission (SEC) governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.

	Number of Shares Beneficially Owned
Name	Number	Percentage
5% Shareholder
Shining Globe International Limited/William Ding (1) c/o NetEase.com, Inc., 2/F, Tower B, Keeven International Research & Development Centre, No. 43 West Road North Third Ring Road, Haidian District, Beijing, People’s Republic of China 100086	1,643,024,900	51.3%

Named Executive Officers and Directors (2)
Ted Sun	26,650,000	*
Denny Lee (3)	5,720,000	*
Michael Tong (4)	2,500,000	*
Donghua Ding	—	—
Ronald Lee	—	—
Michael Leung	—	—
Joseph Tong	—	—
All current directors and executive officers as a group (8 persons) (5)	1,677,894,900	52.4%

*	Less than 1%

(1)	Shining Globe International Limited is 100% owned by William Ding, our founder, Chief Architect and a director.
(2)	The address of our current Named Executive Officers and directors is c/o NetEase.com, Inc., 2/F, Tower B, Keeven International Research & Development Centre, No. 43 West Road North Third Ring Road, Haidian District, Beijing, People’s Republic of China 100086.
(3)	Includes 4,000,000 shares subject to stock options exercisable within 60 days of March 31, 2005. These options have an exercise price of US$0.007 per ordinary share and an expiration date of April 4, 2007.
(4)	Represents shares subject to stock options exercisable within 60 days of March 31, 2005, which have an exercise price of US$0.254 per ordinary share and an expiration date of May 12, 2008.
(5)	Shares owned by all of our current directors and executive officers as a group includes shares beneficially owned by William Ding. This amount also includes 6,500,000 shares subject to stock options currently exercisable or exercisable within 60 days of March 31, 2005.

Summary Compensation Table

The following table sets forth certain information concerning compensation paid during 2002, 2003 and 2004 to our Named Executive Officers:

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary (US$)		Bonus (US$)(1)	Securities Underlying Options (#)	All Other Compensation (US$)
Ted Sun Acting Chief Executive Officer and a Director	2004 2003 2002	240,000 232,230 299,035	(2) (2)	— 220,000 200,000	15,000,000 10,000,000 15,000,000	— 65,326 297,972	(3) (4)

Denny Lee Chief Financial Officer and a Director	2004 2003 2002	247,032 206,750 201,149	(5) (6) (8)	190,000 160,000 80,000	15,000,000 8,000,000 10,000,000	— 14,668 94,358	(7) (9)

Michael Tong Chief Operating Officer and a Director	2004 2003 2002	204,754 110,523 —	(10) (11)	190,000 75,000 —	15,000,000 10,000,000 —	— — —

(1)	Includes bonus amounts in the year earned, rather than in the year in which such bonus amount was paid or is to be paid.
(2)	Pursuant to the terms of his employment agreement, Mr. Sun received cash payments sufficient for him to purchase an aggregate of 25,000,000 of our ordinary shares from us at a price of US$0.006492 per share (equivalent to US$0.6492 per American Depositary Share) over an 18-month period commencing in 2001. Our board of directors set the per share purchase price at the fair market value of the shares, which was deemed to be the last closing price on Nasdaq prior to the grant of these subscription rights. In 2002 and 2003, we paid Mr. Sun US$73,035 and US$16,230 to purchase 11,250,000 and 2,500,000, respectively, of such shares in accordance with his subscription schedule. These cash amounts are included as salary for the respective year in which they were paid in the table above. In addition, the entries in this column for 2003 and 2002 also include Mr. Sun’s base salary and a housing allowance of US$18,767 and US$35,100 paid by our company on behalf of Mr. Sun in those years, respectively.
(3)	Represents payments for Chinese individual income taxes, which are borne by our company on behalf of Mr. Sun.
(4)	Represents payments for Chinese individual income taxes, which accrued in the year 2002 with respect to Mr. Sun’s compensation in that year and which our company paid in 2003 on his behalf.
(5)	Includes a housing allowance of US$29,232 paid by our company on behalf of Mr. Lee and a cash living allowance of US$19,800 paid to Mr. Lee.
(6)	Includes a housing allowance of US$28,950 paid by our company on behalf of Mr. Lee and a cash living allowance of US$19,800 paid to Mr. Lee.
(7)	Represents payments for Chinese individual income taxes, which were borne by our company on behalf of Mr. Lee.

(8)	Includes a housing allowance of US$23,349 paid by our company on behalf of Mr. Lee and a cash living allowance of US$19,800 paid to Mr. Lee.
(9)	Represents payments for Chinese individual income taxes which accrued in the year 2002 with respect to Mr. Lee’s compensation in that year and which our company paid in 2003 on his behalf.
(10)	Includes a housing allowance of US$12,754 paid by our company on behalf of Mr. Tong.
(11)	Includes a housing allowance of US$6,159 paid by our company on behalf of Mr. Tong.

We have entered into employment and related agreements with Ted Sun, Denny Lee and Michael Tong, as described below.

Ted Sun. In September 2001, we entered into an employment agreement with Ted Sun which originally provided for an annual salary of US$240,000. His annual salary was subsequently lowered to US$216,000 in June 2002. With effect from January 1, 2004, his annual salary was increased from US$216,000 to US$240,000. In addition, Mr. Sun received a sign-on bonus of US$135,000 which was paid in two installments in September 2001 and January 2002 and year-end performance bonuses of US$200,000 and US$220,000 in 2002 and 2003, respectively. He did not receive a bonus in 2004. Further, pursuant to his employment agreement, he received cash payments sufficient for him to purchase from us an aggregate of 25,000,000 of our ordinary shares at a price of US$0.006492 per share over an 18-month period ending in March 2003. Mr. Sun is also entitled to receive a housing allowance.

In addition, we also entered into a non-competition agreement with Mr. Sun which obligates Mr. Sun to keep all proprietary information regarding our company confidential, except in limited circumstances. This agreement also prohibits Mr. Sun from obtaining an ownership interest in (unless the total investment represents less than 5% of the total equity of the competitor and the competitor is a listed company), or employment with, any of our competitors during his employment with us and for one year thereafter. During that same period, he may not solicit or encourage any of our officers or employees to terminate their employment with us, except when done in the course of his job with NetEase.

Denny Lee. In April 2002, we entered into a new employment agreement with Denny Lee in connection with his promotion to the position of Chief Financial Officer. This agreement provides for an annual salary of US$158,000, plus a discretionary bonus to be determined by our company. With effect from January 1, 2004, his annual salary was increased from US$158,000 to US$198,000. Mr. Lee’s discretionary bonuses in 2002, 2003 and 2004 were US$80,000, US$160,000 and US$190,000, respectively. He is also entitled to receive a housing allowance and tax equalization benefits. If Mr. Lee’s employment is terminated for any reason other than his death, disability or pursuant to one of the statutory bases for terminating employees without notice under Hong Kong law, he shall be entitled to severance pay in the amount of six months of his then current base salary.

This agreement also prohibits Mr. Lee, for the six month period following his termination of employment with us, from obtaining an ownership interest in (unless the total investment represents less than 5% of any single class of shares of the competitor and the competitor is a listed company), or employment with, any company which carries on a business in Hong Kong or China which competes with our company and in which Mr. Lee was involved at any time during the last two years of his employment or in relation to which he acquired any confidential information during the course of his employment. During that same period, he may not solicit, entice or hire any of our employees or customers. Mr. Lee has also entered into a proprietary information agreement which obligates him to keep all proprietary information regarding our company confidential, except in limited circumstances.

Michael Tong. Mr. Tong’s employment agreement provides for an annual salary of US$168,000, plus a discretionary bonus to be determined by our company. With effect from January 1, 2004, his annual salary was increased from US$168,000 to US$192,000. Mr. Tong’s discretionary bonus in 2003 and 2004 was US$75,000 and US$190,000, respectively. He is also entitled to receive a housing allowance and tax equalization benefits. If Mr. Tong’s employment is terminated for any reason other than his death, disability or pursuant to one of the statutory bases for terminating employees without notice under Hong Kong law, he shall be entitled to severance pay in the amount of three months of his then current base salary.

This agreement also prohibits Mr. Tong, for the six month period following his termination of employment with us, from obtaining an ownership interest in (unless the total investment represents less than 5% of any single class of shares of the competitor and the competitor is a listed company), or employment with, any company which carries on a business in Hong Kong or China which competes with our company and in which Mr. Tong was involved at any time during the last two years of his employment or in relation to which he acquired any confidential information during the course of his employment. During that same period, he may not solicit, entice or hire any of our employees or customers. Mr. Tong has also entered into a proprietary information agreement which obligates him to keep all proprietary information regarding our company confidential, except in limited circumstances.

Option Grants in Last Fiscal Year

The following table sets forth information regarding stock options granted to our Acting Chief Executive Officer, Chief Financial Officer and Chief Operating Officer during 2004:

	Individual Grants
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year (1)	Exercise Price per Share (2)		Expiration Date	Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term (3)
						5%		10%
Ted Sun	15,000,000	8.52%	US$	0.3001	August 16, 2009	US$	1,243,681	US$	2,748,211
Denny Lee	15,000,000	8.52%	US$	0.3001	August 16, 2009	US$	1,243,681	US$	2,748,211
Michael Tong	15,000,000	8.52%	US$	0.3001	August 16, 2009	US$	1,243,681	US$	2,748,211

(1)	Based on a total of 176,128,000 options granted to employees of NetEase in 2004, including options granted to the foregoing executive officers but excluding all options which were granted and terminated in that same year.
(2)	The exercise price per share of options granted represented the fair market value of the underlying ordinary shares on the date the options were granted.
(3)	The potential realizable value is net of exercise price and is calculated assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option, and that the option is exercised and sold on the last day of its term for the appreciated stock price. The appreciated stock prices used in these calculations do not represent our projections or estimates of the price of our ordinary shares or ADSs. Tax consequences relating to stock option transactions have not been taken into account.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth certain information with respect to stock options exercised by our Acting Chief Executive Officer, Chief Financial Officer and Chief Operating Officer during 2004. In addition, the table sets forth the number of shares covered by stock options as of December 31, 2004, and the value of “in-the-money” stock options, which represents the difference between the exercise price of a stock option and the market price of the shares subject to such option on December 31, 2004.

Name	Shares Acquired on Exercise	Value Realized (US$)(1)	Number of Securities Underlying Unexercised Options at December 31, 2004 (#)		Value of Unexercised In-the-Money Options at December 31, 2004 (US$) (2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Ted Sun	6,600,000	2,988,480	2,500,000	22,500,000	1,048,000	6,580,500
Denny Lee	5,000,000	2,444,000	—	25,000,000	—	8,040,500
Michael Tong	2,500,000	586,220	—	22,500,000	—	5,500,500

(1)	The value realized upon the exercise of stock options represents the positive spread between the exercise price of stock options and the fair market of the shares subject to such options on the exercise date. The tax consequences applicable to the option grantees arising as a result of the option exercises and sales have not been taken into account.

(2)	The value of unexercised in-the-money options is calculated based upon the closing price of US$52.92 per ADS on the Nasdaq Stock Market on December 31, 2004, less the exercise price of the applicable option.

Related Party Transactions

Our business was founded in June 1997. In July 1999, we established a new holding company, NetEase.com, Inc., in the Cayman Islands. In September 1999, we restructured our operations in order to comply with increasing regulation of the Internet industry in China. As part of this restructuring, substantially all of Guangzhou NetEase’s fixed and intangible assets and existing Internet applications, services and technologies were acquired by NetEase Information Technology (Beijing) Co., Ltd., or NetEase Beijing, a wholly owned subsidiary of NetEase formed in August 1999. Guangzhou NetEase, which is 90% owned by our founder, Chief Architect, majority shareholder and a director, William Ding, has received approval from the Guangzhou telecommunications administrative authorities to provide Internet content services, and its 80% owned subsidiary, Beijing Guangyitong Advertising Co., Ltd., or Guangyitong Advertising, holds a license to operate an advertising business.

NetEase and NetEase Beijing entered into a series of agreements with Guangzhou NetEase, Guangyitong Advertising and the shareholders of Guangzhou NetEase and Guangyitong Advertising under which we provide our Internet and e-commerce applications, services and technologies and advertising services to Guangzhou NetEase and Guangyitong Advertising, and Guangzhou NetEase and Guangyitong Advertising operate the NetEase websites and our online advertising business. We believe that the terms of each agreement are no less favorable than the terms that we could obtain from disinterested third parties. Through our agreements, we have the exclusive right to benefit from this approval. In addition, we have secured significant rights over Guangyitong Advertising and the ultimate shareholders of Guangyitong Advertising and have obtained the commitment of the ultimate shareholders of Guangyitong Advertising to allow it to direct the policies and management of the ongoing activities of Guangyitong Advertising. We believe that the shareholders of Guangzhou NetEase and Guangyitong Advertising will not receive material benefits from these agreements except as shareholders of NetEase. Because of the uncertain and changing legal and regulatory environment in China, most of these agreements have terms of one year, which are renewable for additional successive one-year terms, except for the Domain Names License Agreement between NetEase and Guangzhou NetEase which has a term of five years, the Operating Agreement among NetEase Beijing, Guangyitong Advertising and the ultimate shareholders of Guangyitong Advertising which has a term of twenty years, and the Exclusive Consulting and Services Agreement between NetEase Beijing and Guangyitong Advertising and the Online Advertising Agreement between Guangzhou NetEase and Guangyitong Advertising, each of which has a term of ten years. In addition, the Voting Rights Trust Agreement among NetEase Beijing and William Ding and Bo Ding (William Ding’s brother), as ultimate shareholders of Guangyitong Advertising has a term of ten years. These agreements are described below.

•	Domain Name License Agreement between NetEase and Guangzhou NetEase. NetEase granted Guangzhou NetEase the right to use the domain names “netease.com,” “163.com,” “126.com,” “yeah.net” and “nease.net” on the NetEase websites in China for license fees of RMB10,000 per year. NetEase may waive this fee in the future. By a Supplemental Agreement entered into between the parties in May 2000, the term of this agreement has been extended from one year to five years.

•	Copyright License Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing granted Guangzhou NetEase the right to use NetEase Beijing’s web page layout in China for a royalty of RMB10,000 per year. NetEase Beijing may waive this fee in the future.

•	Trademark License Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing granted Guangzhou NetEase a license to use NetEase Beijing’s registered trademarks on the NetEase websites in China for license fees of RMB10,000 per year. NetEase Beijing may waive this fee in the future.

•	Exclusive Technical Services Master Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing provides Guangzhou NetEase with technical services for the operation of the NetEase websites, including:

•	server maintenance;

•	server application software development;

•	Internet application software development;

•	training; and

•	e-commerce related services.

Guangzhou NetEase pays monthly service fees to NetEase Beijing based on the actual operating circumstances of the parties. NetEase Beijing may unilaterally adjust such fees. NetEase Beijing has the right to transfer and sell its interests in this Exclusive Technical Services Master Agreement or any other agreements between it and Guangzhou NetEase.

•	Exclusive Consulting and Services Agreement between NetEase Beijing and Guangyitong Advertising. NetEase Beijing provides Guangyitong Advertising with technical consulting and related services for all advertisements published on the NetEase websites. Guangyitong Advertising submits designs of advertisements to be published on the NetEase websites, and NetEase Beijing completes the related technical work and delivers the completed advertisements to Guangyitong Advertising. Guangyitong Advertising pays fees to NetEase Beijing based on the actual operating circumstances of the parties, which consist of substantially all of Guangyitong Advertising’s advertising revenue, net of the related business tax and cultural development fee. NetEase Beijing may unilaterally adjust such fees. The initial term of this agreement is 10 years from February 3, 2000.

•	Exclusive Advertising Agency Agreement between NetEase and Guangzhou NetEase. Guangzhou NetEase appointed NetEase as its advertising agent to solicit advertising customers on behalf of Guangzhou NetEase in markets outside of China. NetEase pays Guangzhou NetEase 10% of the total advertising revenue under this agreement per month.

•	Online Advertising Agreement between Guangzhou NetEase and Guangyitong Advertising, as amended by a Supplemental Agreement entered into in May 2000.

Guangzhou NetEase sells all of the banner space on the NetEase websites to Guangyitong Advertising and publishes the advertisements provided by Guangyitong Advertising on the banner space purchased by Guangyitong Advertising. Guangyitong Advertising pays Guangzhou NetEase RMB10,000 per year. Guangzhou NetEase may waive this fee in the future. The initial term of this agreement is 10 years from February 3, 2000.

•	Trademark Transfer Agreement between Guangzhou NetEase and NetEase Beijing. Guangzhou NetEase has agreed to transfer its registered trademarks to NetEase Beijing.

•	Supplemental Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing may not grant the license to use its domain name, copyright and trademark to any third party without Guangzhou NetEase’s consent and may not provide technical service to any third party.

•	Operating Agreement among NetEase Beijing, Guangyitong and the ultimate shareholders of Guangyitong Advertising. To ensure the successful performance of the various agreements between the parties, Guangyitong Advertising and its ultimate shareholders have agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect the assets, liabilities, equity or operations of Guangyitong Advertising without the prior written consent of NetEase Beijing.

The parties have agreed that upon NetEase Beijing’s determination and at any time when NetEase Beijing is able to obtain approval to invest in and operate all or any part of Guangyitong Advertising, NetEase Beijing may acquire all or any part of the assets or equity interests of Guangyitong Advertising, to the extent permitted by Chinese law. The consideration for such acquisitions will be based on the book value of Guangyitong Advertising at the time of acquisition.

NetEase Beijing has agreed that it will provide performance guarantees and guarantee loans for working capital purposes to the extent required by Guangyitong Advertising for its operations.

The ultimate shareholders of Guangyitong Advertising have agreed that upon instruction from NetEase Beijing, they will appoint or terminate Guangyitong Advertising’s board members, General Manager, Chief Financial Officer and other senior officers.

NetEase Beijing has the right to transfer and sell its interests in the Operating Agreement or any other agreements between it and Guangyitong Advertising. The term of this agreement is 20 years from February 3, 2000.

•	Shareholder Voting Rights Trust Agreement among William Ding, Bo Ding and NetEase Beijing. Bo Ding irrevocably appoints NetEase Beijing to represent him to exercise all the voting rights to which he is entitled as a shareholder of Guangyitong Advertising and William Ding and Bo Ding agree to cause Guangzhou NetEase to irrevocably appoint NetEase Beijing to represent Guangzhou NetEase to exercise all the voting rights to which Guangzhou NetEase is entitled as a shareholder of Guangyitong Advertising. The term of this agreement is ten years from May 12, 2000.

•	Termination Agreements between NetEase Beijing and Guangzhou NetEase. NetEase Beijing and Guangzhou NetEase terminated previously existing contracts related to NetEase Beijing’s rights with respect to the operation of Guangzhou NetEase, the lease of equipment from NetEase Beijing to Guangzhou NetEase and the sublease of leased lines from NetEase Beijing to Guangzhou NetEase. Under the Termination Agreements, NetEase Beijing agrees to provide without charge to Guangzhou NetEase equipment related to the operation of Internet information services.

•	Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing agrees to pay the operating costs of Guangzhou NetEase.

•	Letter of Agreement. Each of William Ding and Bo Ding have agreed that any amendments to be made to the Exclusive Consulting and Services Agreement, the Shareholder Voting Rights Trust Agreement, and the Operating Agreement described above, as well as all other agreements to which Guangzhou NetEase, Guangyitong Advertising and/or William Ding and Bo Ding are parties, shall be subject to the approval by the vote of a majority of our board, excluding the vote of William Ding. Messrs. Ding have also agreed that, if any amendments to the above mentioned agreements require a vote of the shareholders of NetEase, Guangzhou NetEase or Guangyitong Advertising, as applicable, both of them will vote in their capacity as direct or indirect shareholders of these companies to act based upon the instructions of our board. This letter of agreement was supplemented on May 17, 2004 to extend to the Ling Yi agreements described below.

In October 2003, we also established a new affiliated entity in China, Guangzhou Ling Yi Electronics Technology Limited, or Ling Yi, and we entered into a series of agreements with that entity on May 17, 2004, which are described below. Ling Yi has a license to provide Internet content, and it currently provides a small portion of our wireless value-added services, which constitutes an insignificant amount of our total revenue from wireless value-added services. We believe that the terms of each agreement with Ling Yi are no less favorable than the terms that we could obtain from disinterested third parties.

•	Domain Name License Agreement between NetEase and Ling Yi. Pursuant to this agreement, NetEase agreed to grant a non-exclusive license to Ling Yi to use the domain names “netease.com,” “163.com,” “126.com,” “yeah.net” and “nease.net” on the NetEase websites in China for a license fee of RMB10,000 per year, without the right to sub-license unless with the written consent of NetEase. This agreement has a term of five years, and will be automatically renewed for additional one year terms unless NetEase notifies Ling Yi that there will be no extension.

•	Web Page Layout Copyright License Agreement between NetEase Beijing and Ling Yi. Pursuant to this agreement, NetEase Beijing agreed to grant a non-exclusive license to Ling Yi to use certain copyrights relating to the web pages of the NetEase websites in China for a license fee of RMB10,000 per year, without the right to sub-license unless with the written consent of NetEase Beijing. This agreement has a term of one year, and will be automatically renewed for additional one year terms unless NetEase Beijing notifies Ling Yi that there will be no extension.

•	Exclusive Technical Services Master Agreement between NetEase Beijing and Ling Yi. Pursuant to this agreement, NetEase Beijing agreed to provide Ling Yi with technical services for the operation of the NetEase websites, including:

•	server maintenance;

•	server application software development;

•	Internet application software development;

•	training; and

•	e-commerce related services.

Ling Yi has agreed to pay a monthly service fee to NetEase Beijing in accordance with a formula based on minimum average daily page views. NetEase Beijing may unilaterally adjust such fees following a review of Ling Yi’s operations. NetEase Beijing is Ling Yi’s exclusive provider of these services. This agreement has a term of ten years, and will be automatically renewed for additional one year terms unless NetEase Beijing notifies Ling Yi that there will be no extension.

•	Trademark License Agreement between NetEase Beijing and Ling Yi. NetEase Beijing granted Ling Yi a non-exclusive license to use NetEase Beijing’s registered trademarks on the NetEase websites in China for license fees of RMB10,000 per year. NetEase Beijing may waive this fee in the future. This agreement has a term of one year, and will be automatically renewed for additional one year terms unless NetEase Beijing notifies Ling Yi that there will be no extension.

•	Agreement between NetEase Beijing and Ling Yi. NetEase Beijing agrees to pay the operating costs of Ling Yi.

In addition, our indirect wholly owned subsidiary, Guangzhou NetEase Interactive Entertainment Limited, or Guangzhou Interactive, entered into a Technical Services Agreement with Guangzhou NetEase and a Consulting and Services Agreement with Guangyitong Advertising, in July 2004. Under the Technical Services Agreement, Guangzhou Interactive agreed to provide Guangzhou NetEase with technical services for the operation of the NetEase websites, including:

•	server maintenance;

•	server application software development;

•	Internet application software development;

•	training; and

•	e-commerce related services.

Guangzhou NetEase has agreed to pay a monthly service fee to Guangzhou Interactive in accordance with a formula based on minimum average daily page views. Guangzhou Interactive may unilaterally adjust such fees following a review of Guangzhou NetEase’s operations. Under the Consulting and Services Agreement, Guangzhou Interactive provides Guangyitong Advertising with technical consulting and related services for advertisements published on the NetEase websites. Guangyitong Advertising pays fees to Guangzhou Interactive based on pageviews. Guangzhou Interactive may unilaterally adjust such fees. The initial terms of these two agreements is one year, and they are automatically renewable for additional one year terms, unless Guangzhou Interactive objects.

Share Transfers to Certain Senior Management Personnel and Key Employees. In January 2002 and January 2003, Shining Globe International Limited, which is 100% owned by William Ding, our founder, Chief Architect, majority shareholder and a director, transferred 4,609,000 and 4,609,000 shares, respectively, to certain employees. The total estimated fair value of these shares, valued at US$0.05 per share at the date of grant, is recognized as deferred compensation, which are amortized over the related vesting periods.

Our major shareholders do not have different voting rights than any of our other shareholders.

Loans and Advances. We have entered into loan agreements in 2000 with four related parties, Shi Qixiang, Lu Yong, Dong Peizhen and Li Ye who were business acquaintances of certain members of our company’s former management (including William Lei Ding with respect to Shi Qixiang and Lu Yong), for the purpose of purchasing our ordinary shares. These loans were in the aggregate principal amount of approximately US$777,000, and were made in a single lump sum payment to each borrower. The loans bear an interest rate of five percent and became due one year from the date of disbursement of the loan proceeds. As of December 31, 2004, the principal amounts originally lent to Shi Qixiang and Lu Yong of approximately US$691,000 had been repaid. Although we have attempted to recover the remaining unpaid balances due from Dong Peizhen and Li Ye, we can provide no assurance that we will be able to recover such amounts because we are unable to locate these borrowers at this time.

Transactions with BEENET. Mr. Ronald Lee, who was appointed to our board of directors on June 5, 2002, is the managing director and co-founder of BEENET, an Internet consulting and solutions services provider. In 2000, 2001 and 2002, BEENET entered into a series of transactions with our company whereby BEENET provided Internet consulting services for our main website and our corporate website and assisted in the design and production of a television commercial for us, in exchange for an aggregate amount of approximately US$550,000. These fees were based on arms-length negotiations. Although we believe that BEENET has provided similar types of services to other companies, the projects BEENET performed for our company were of a highly customized nature to address our specific business needs. Accordingly, we have no basis to determine whether the fees we paid to BEENET were consistent with the fees it has received from other customers. In addition, BEENET entered into advertising contracts with us pursuant to which BEENET paid to us an aggregate of US$200,000. In addition, during the year ended December 31, 2004, our company engaged BEENET to revamp our corporate website for a total fee of US$32,000. During 2004, our company also engaged BEENET for the installation of video conferencing equipment for a total package price of US$3,211. The fees paid by BEENET for the foregoing services were based on arms-length negotiations.

COMPENSATION REPORT FROM THE BOARD OF DIRECTORS

The compensation committee has been inactive since 2002 because it did not, and does not at this time, have at least two members as required by that committee’s charter. The full board of directors has assumed the duties of the compensation committee (with executive employee directors abstaining from any decision that would affect them personally). These duties include reviewing and making determinations regarding compensation policies and all forms of compensation to be provided to NetEase’s executive officers and directors and administering the NetEase.com, Inc. 1999 Stock Incentive Plan and 2000 Stock Incentive Plan. The power to award options under those plans for non-executive officers has been delegated to NetEase’s Chief Executive Officer. The Board intends to form a compensation committee comprised only of members which are “independent” as that term is defined in Rule 4200 of the listing standards of the Marketplace Rules of the Nasdaq Stock Market, Inc. by July 31, 2005.

The fundamental policy of the board of directors is to provide NetEase’s chief executive officer and other executive officers with competitive compensation opportunities based upon their contribution to the financial success of the company and their personal performance. It is the board of directors’ objective to have a substantial portion of each officer’s compensation contingent upon our company’s performance as well as upon his or her own level of performance. Accordingly, the compensation package for the Chief Executive Officer and other executive officers is comprised of three elements: (i) base salary which reflects individual performance and is designed primarily to be competitive with salary levels in the industry, (ii) annual variable performance awards payable in cash, and (iii) long-term stock-based incentive awards which strengthen the mutuality of interests between the executive officers and the company’s shareholders. As an executive officer’s level of responsibility increases, it is the intent of the board to have a greater portion of his or her total compensation be dependent upon company performance and stock price appreciation rather than base salary.

NetEase’s executive compensation is intended to be consistent with leading companies in the Internet and telecommunications industries while being contingent upon achievement of near- and long-term corporate objectives. For the calendar year 2004, the principal measures the board of directors looked to in evaluating the company’s progress toward these objectives were growth in revenue, net profits and usage of the NetEase websites and the increase in the company’s stock price on Nasdaq.

Executive compensation is based on three components, each of which is intended to serve the overall compensation philosophy.

Base Salary. The base salary for each officer is determined on the basis of the following factors: experience, personal performance, the average salary levels in effect for comparable positions within and without the industry and internal comparability considerations. The weight given to each of these factors differs from individual to individual, as the board deems appropriate. In selecting comparable companies for the purposes of maintaining competitive compensation, the board of directors considers many factors including geographic location, growth rate, annual revenue and profitability, and market capitalization. The board of directors also considers companies outside the industry which may compete with NetEase in recruiting executive talent.

Annual Incentive Compensation. Bonuses for executives are intended to be used as an incentive to encourage management to perform at a high level or to recognize a particular contribution by an employee. Generally, the higher the employee’s level of responsibility, the larger the portion of the individual’s compensation package that may be represented by a bonus. Annual bonuses are earned by each executive officer primarily on the basis of the company’s achievement of certain corporate financial performance goals established for each fiscal year or designated individual goals. The actual bonus paid for the year to each of the Named Executive Officers is indicated in the Bonus column of the Summary Compensation Table.

Long-Term Compensation. The board of directors believes that stock ownership by management is beneficial in aligning management and shareholder interests with respect to enhancing shareholder value. Stock options and stock subscription arrangements (like the one provided to the company’s chief executive officer upon his appointment) are also used to retain executives and motivate them to improve long-term stock market performance. Factors considered in making an award of stock options or stock subscription arrangements include the individual’s position in the company, his or her performance and responsibilities, and internal comparability considerations.

Each option grant under the company’s 2000 Stock Incentive Plan allows the employee to acquire ordinary shares at a fixed price per share over a specified period of time of not more than 10 years. The board of directors determines the vesting schedule of awards granted to executive officers under the plan.

The exercise price of incentive stock options must be at least equal to the fair market value of our company’s ordinary shares on the date of grant, and the term of the option must not exceed ten years. The purchase price of non-qualified stock options is typically at least 85% of the fair market value of our company’s ordinary shares on the date of grant. With respect to an employee who owns shares possessing more than 10% of the voting power of all classes of outstanding capital, the exercise price of any incentive stock option must equal at least 110% of the fair market value of our company’s ordinary shares on the date of grant and the term of the option must not exceed five years. The exercise or purchase price of other awards will be such price as determined by the board of directors. Employees are responsible in all cases for any tax expense associated with the grant, holding or exercise of these stock options.

As a result of these provisions, the option will provide a return to the executive officer only if the executive officer remains employed by the company during the vesting period, and then only if the market price of the underlying shares appreciates over the option term. The board of directors does not adhere to any specific guidelines as to the relative option holdings of our company’s executive officers. The actual options granted to each of the Named Executive Officers in the Summary Compensation Table is indicated in the Long-Term Compensation column.

Stock subscription arrangements, whereby the company issues a specified number of shares over a period of time while the recipient is employed by the company, are made outside of the company’s stock incentive plans and the terms are individually tailored for each recipient.

Compensation of the Chief Executive Officer. The compensation of the Chief Executive Officer is reviewed annually on the same basis as discussed above for all executive officers. Our current acting Chief Executive Officer, Ted Sun, who assumed this position in September 2001, currently receives a base salary of US$240,000. In determining his base salary, the board of directors compared the base salaries of chief executive officers at other companies of similar size. His salary was also established in part by evaluating the company’s ability to recruit a suitable person for this position, either on a permanent or interim basis.

The Board of Directors

William Ding	Donghua Ding
Ted Sun	Ronald Lee
Denny Lee	Michael Leung
Michael Tong	Joseph Tong

AUDIT COMMITTEE REPORT

Our audit committee oversees the financial reporting process on behalf of the board of directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. NetEase’s independent accountant is responsible for expressing an opinion on the conformity of its audited financial statements with generally accepted accounting principles. We appointed PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our company’s independent accountant for 2004 after reviewing that firm’s performance and independence from management. We have recommended that PricewaterhouseCoopers Zhong Tian CPAs Limited Company be reappointed as our company’s independent accountant for fiscal year 2005 at the shareholders annual general meeting scheduled in June 2005.

In fulfilling our oversight responsibilities, we reviewed with management the audited financial statements prior to their issuance and publication in the 2004 Annual Report to Shareholders. We reviewed with NetEase’s independent accountant its judgments as to the quality, not just the acceptability, of NetEase’s accounting principles and discussed with its representatives other matters required to be discussed under generally accepted auditing standards, including matters required to be discussed in accordance with the Statement on Auditing Standards No. 61 (Communication with Audit Committees) of the Auditing Standards Board of the American Institute of Certified Public Accountants. We also discussed with the independent accountant its independence from management and NetEase and its affiliates, and received its written disclosures pursuant to Independence Standards Board Standard No. 1. We further considered whether the non-audit services described elsewhere in this proxy statement provided by the independent accountant are compatible with maintaining the accountant’s independence.

We also discussed with NetEase’s independent accountant the overall scope and plans for its audit. We met with the independent accountant, with and without management present, to discuss the results of its examination, its evaluation of NetEase’s internal controls, and the overall quality of financial reporting.

In reliance upon the reviews and discussions referred to above, we recommended to the board of directors, and the board of directors approved, the inclusion of the audited financial statements in the Annual Report on Form 20-F for the year ended December 31, 2004, for filing with the Securities and Exchange Commission.

Audit Committee

Donghua Ding
Michael Leung
Joseph Tong

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee has adopted procedures which set forth the manner in which the audit committee will review and approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company before that firm is retained for such services. The pre-approval procedures are as follows:

•	Any audit or non-audit service to be provided to us by the independent accountant must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

•	The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through the execution of an engagement letter for the services by a member of the audit committee.

DISCLOSURE OF FEES CHARGED BY INDEPENDENT ACCOUNTANTS

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian CPAs Limited Company for certain services rendered to our company during 2003 and 2004.

	For the year ended December 31,
	(in thousands of U.S. dollars)
	2003(1)	2004(1)
Audit fees (2)	$280	$350
Audit-related fees (3)	290	150
Tax fees (4)	66	86
Others (5)	0	1
Total	$636	$587

(1)	The fees disclosed are exclusive of out-of-pocket expenses and taxes on the amounts paid, which totaled US$42,000 in 2003 and US$56,000 in 2004.
(2)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(3)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors related to the audit of our financial statements that are not reported under “Audit Fees” and consultation on accounting standards or transactions.
(4)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice.
(5)	“Others” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for services not reported above.

In making its recommendation to ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our company’s independent auditors for the fiscal year ending December 31, 2005, the audit committee has considered whether services other than audit and audit-related services provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company are compatible with maintaining the independence of PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

SHAREHOLDER COMMUNICATIONS WITH

THE BOARD OF DIRECTORS

The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:

1)	Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to NetEase.com, Inc., 2/F, Tower B, Keeven International Research & Development Centre, No. 43 West Road North Third Ring Road, Haidian District, Beijing, People’s Republic of China 100086, Attention: Chief Financial Officer.

2)	Our Chief Financial Officer will be responsible for the first review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board has identified as correspondence which may be retained in our files and not sent to directors.

Our board of directors has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to directors.

3)	The log of shareholder correspondence will be available to members of our board for inspection. At least once each year, the Chief Financial Officer will provide to our board a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board.

STOCK PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return data for our ADSs, each of which represents 100 of our ordinary shares, since July 6, 2000 (the date on which our ADSs were first publicly offered) against the cumulative return over such period of:

•	The Nasdaq National Market Composite Index, and

•	the Goldman Sachs Internet Index.

The graph assumes that US$100 was invested on July 6, 2000 in our ADSs and in each of the comparative indices. The graph further assumes that such amount was initially invested in the ADSs at a per share price of US$15.50, the price at which such ADSs were first offered to the public on the date of our initial public offering. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Ted Sun
Member of the Board of Directors and Acting Chief Executive Officer

Dated: April 28, 2005

Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF NETEASE.COM, INC.

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 23, 2005

The undersigned shareholder of NETEASE.COM, INC., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated April 28, 2005, and hereby appoints Ted Sun and Denny Lee or any one of them, proxies, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on June 23, 2005 at 10:00 a.m., Beijing time, at the Company’s offices located at Suite 1901, Tower E3, The Towers, Oriental Plaza, Dong Cheng District, Beijing, People’s Republic of China 100738, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

PROPOSAL NO. 1: Re-elect the following directors to serve for the ensuing year and until their successors are elected and duly qualified:

1. William ding	5. Donghua ding

2. Ted sun	6. Ronald lee

3. Denny lee	7. Michael leung

4. Michael tong	8. Joseph tong

☐ FOR ALL NOMINEES	☐ AGAINST ANY INDIVIDUAL NOMINEE (WRITE NUMBER(S) OF NOMINEE(S) BELOW).	☐ WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE (WRITE NUMBER(S) OF NOMINEE(S) BELOW).

1

PROPOSAL NO. 2: Appoint PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditors of NetEase.com, Inc. for the fiscal year ending December 31, 2005.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: , 2005

SHAREHOLDER NAME:

Signature

Signature

This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their stock certificate, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign and mail this

proxy card back as soon as possible!

2

Exhibit 99.3

NETEASE.COM, INC.

Instructions to The Bank of New York, as Depositary

(Must be received prior to the close of business on June 17, 2005)

The undersigned registered holder of American depositary receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other deposited securities represented by such receipt(s) of NetEase.com, Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business on April 28, 2005 at the Annual General Meeting of Shareholders of NetEase.com, Inc. to be held at 10:00 a.m. on June 23, 2005 at the Towers, Oriental Plaza, Dong Cheng District, Beijing, in respect of the resolutions specified on the reverse.

NOTE:

1.	Please direct the Depositary how it is to vote by marking x in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.
2.	It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

To include any comments, please mark this box.  ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

☐	Ú DETACH PROXY CARD HERE Ú

...

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.	☒ Votes must be indicated (x) in Black or Blue ink.

PROPOSAL NO. 1: Re-elect the following directors to serve for the ensuing year and until their successors are elected and duly qualified:	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN

1. William Ding	☐	☐	☐	6. Ronald Lee	☐	☐	☐

2. Ted Sun	☐	☐	☐	7. Michael Leung	☐	☐	☐

3. Denny Lee	☐	☐	☐	8. Joseph Tong	☐	☐	☐

4. Michael Tong	☐	☐	☐

5. Donghua Ding	☐	☐	☐

PROPOSAL NO. 2: Ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditors of NetEase.com, Inc. for the fiscal year ending December 31, 2005.	☐	☐	☐

To change your address, please mark this box.    ☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date Share Owner sign here	Co-Owner sign here